UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam 4690500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On March 15, 2023, REE Automotive Ltd. (the “Company”) issued a press release announcing (i) the departure of David Goldberg as Chief Financial Officer of the Company, (ii) the appointment of Yaron Zaltsman as Chief Financial Officer of the Company, (iii) the appointment of Ittamar Givton and Hicham Abdessamad to the board of directors of the Company (the “Board”), and (iv) resignation of Hans Thomas from the Board due to personal reasons.

A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

Ittamar Givton will be considered an independent director under the listing rules of the Nasdaq Stock Market (“Nasdaq”). Ittamar Givton will serve on the audit committee of the Board. The appointment of Ittamar Givton will cure, within the required time period under Nasdaq Listing Rule 5605(c)(4), the Company’s previously disclosed deficiency under Nasdaq Listing Rule 5605(c)(2)(A), requiring that the audit committee be comprised of three members.

Hicham Abdessamad will not be considered an independent director under the listing rules of Nasdaq due to a prior business relationship with the Company.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall be deemed to be filed with the SEC and incorporated by reference into the Company’s registration statements, including its registration statement on Form S-8 (File No. 333-261130) and registration statement on Form F-3 (File No. 333-266902), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit No.	Exhibit
99.1	Press release of REE Automotive Ltd., dated March 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2023

REE Automotive Ltd.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

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